April 17, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Yolanda Guobadia
Mark Wojciechowski John Coleman Liz Packebusch Kevin Dougherty
Re:	First Phosphate Corp.
Registration Statement on Form 20-F
Filed March 12, 2024 (the “Registration Statement”)
File No. 000-54260

Ladies and Gentlemen:

Set forth below, on behalf of our client, First Phosphate Corp. (the “Company”), we are transmitting for your review the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2024 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 20-F (the “20-F”) filed with the Commission on March 12, 2024 and to update certain information in the 20-F, the Company is filing an Amended Registration Statement, Amendment No. 1 to the Registration Statement on Form 20-F, with the Commission (the “20-F/A1”). Please note that all references to page numbers in the responses are references to the page numbers in the 20-F/A1 submitted concurrently with the submission of this letter in response to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments.

Capitalized terms used herein have the meanings set forth in the 20-F/A1 unless defined herein.

Registration Statement on Form 20-F filed March 12, 2024

Item 4. Information on the Company

D. Property, Plants and Equipment, page 31

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032

 217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission
April 17, 2024

1.	Please revise your individual property disclosures as necessary to remove duplicative information and to more clearly focus your discussion. For example, information beginning on page 63, such as the resource estimate and resource estimate sensitivity tables, also appear on pages 56 and 58.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the duplicative information on pages 56 and 57 in response to the Staff’s comment.

2.	We note that you have included disclosure regarding your quality assurance and quality control review on page 53, although the revised disclosure appears to only encompass your material property. In a separate section, please also address the internal controls related to exploration and mineral resource and reserve estimation efforts that are applicable to all properties, as required by Item 1305 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has included disclosure on page 68 to clarify our internal controls related to our exploration projects in response to the Staff’s comment.

3.

We note that your revised disclosure includes a detailed description of your cut-off grade calculation, and that the cost portion of the cut-off grade calculation appears to include processing and G&A costs, although does not appear to include the mining cost.

Please explain to us how the resulting cut-off grade would have the requisite utility without consideration of the mining cost, i.e. to differentiate material having economic value from material having no economic value, in establishing the prospects of economic extraction, consistent with the definition in Item 1300 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has included disclosure on page 61 explaining cut-off grade in pit optimazation in response to the Staff’s comment.

Safe Harbor, page 77

4.	We note your reference to the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not currently subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act. Please revise to remove the reference.

www.nauth.com

U.S. Securities and Exchange Commission
April 17, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has removed the reference to the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995 on page 76 in response to the Staff’s comment.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 79

5.	Please disclose compensation provided to your directors and senior management for your last completed fiscal year ended February 28, 2024. See Item 6.B of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has added the compensation provided to our directors and senior management for our last completed fiscal year ended February 28, 2024, on page 78 in response to the Staff’s comment.

Item 18. Financial Statements, page 111

6.	We note your disclosure that unaudited condensed interim financial statements of the Company as of and for the three and six months ended August 31, 2023 and 2022, including the notes thereto are attached and found immediately following the text of the registration statement. Further, we note management's discussion and analysis and other financial data is provided for the three and six months ended August 31, 2023 and 2022. However, it appears that the unaudited interim financial statements for the three and six months ended August 31, 2023 and 2022 have been omitted from your registration statement on Form 20-F. In that regard, please update the financial statements in accordance with Item 8.A(5) of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has included the unaudited interim financial statements for the three and six months ended August 31, 2023 and 2022 which were inadvertently omitted from the registration statement on Form 20-F in response to the Staff’s comment.

www.nauth.com

U.S. Securities and Exchange Commission
April 17, 2024

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	John Passalacqua, Chief Executive Officer of First Phosphate Corp.
First Phosphate Corp.

www.nauth.com